Exhibit 99.1

SIRIUS Canada and XM Canada Announce Merger

▪ Offers growth and opportunity for shareholders

▪ Provides consumers with accelerated technological innovation and enhanced content with "Best Of" programming opportunities

▪ Enables satellite radio to better compete in rapidly evolving audio entertainment industry

TORONTO, Nov. 24 /CNW/ - Canadian Satellite Radio Holdings Inc. (CSR), parent company of XM Canada (XM Canada) (TSX: XSR) and Sirius Canada Inc. (SIRIUS Canada) today announced they have entered into a definitive agreement to combine the companies in an all-stock merger of equals with a combined enterprise value of approximately $520 million, which includes long-term debt of approximately $130 million.

Under the terms of the agreement, Sirius Canada shareholders will be issued treasury shares of CSR representing a 58.0 per cent equity interest in CSR immediately following closing of the transaction. The approximate ownership interest in CSR following closing of the combination transaction will be as follows: CSRI Inc., an entity controlled by John Bitove, the chairman of CSR, 30.0 per cent voting interest (22.7 per cent equity interest); CBC/Radio-Canada 20.2 per cent voting interest (15.0 per cent equity interest); Slaight Communications 20.2 per cent voting interest (15.0 per cent equity interest); Sirius XM Radio Inc. (Sirius XM) (NASDAQ:SIRI) 25.0 per cent voting interest (37.1 per cent equity interest); with the remainder being widely held.

Subject to shareholder approval, following consummation of the combination transaction, CSR's board of directors will consist of nine directors, including two directors nominated by each of CSRI Inc. and Sirius XM, one director nominated by each of CBC/Radio-Canada and Slaight Communications and three independent members. John Bitove will be Chairman of CSR. Subject to CRTC approval of the transaction Mark Redmond, the current President and CEO of Sirius Canada, will be President and CEO and Michael Washinushi, the current CFO of XM Canada, will be CFO. Michael Moskowitz will remain as CEO of XM Canada and Jason Redman will remain as CFO of Sirius Canada through the approval process and transition.

 "This creates long-term shareholder value for CSR," stated John Bitove. "As a combined entity, XM Canada and Sirius Canada will deliver exceptional value to subscribers, and enhance the long-term success of satellite radio in Canada."

"The benefits of a merger are clear and together we'll be better able to create more growth and opportunity for shareholders, accelerate technological innovation and ensure that satellite radio is able to compete in the rapidly evolving audio entertainment industry," said Mark Redmond. "This combination is the next logical step in the evolution of satellite radio in Canada."

"The synergies and our intention to exchange the outstanding senior notes will create a significantly stronger balance sheet for the company, enabling us to further pursue high-return growth opportunities,"  said Michael Washinushi.

Together, Sirius Canada and XM Canada will create a stronger platform for future innovation within the audio entertainment industry through key content and programming relationships and distribution agreements with every major automaker and retailers nationwide. Subscribers will continue to be offered a broad range of commercial-free music, plus exclusive sports coverage, news, talk and entertainment programming and a best-of-both channel package over time.

The combination will create a leading Canadian media company and nationwide audio entertainment provider that will benefit from a highly experienced management team with extensive industry knowledge in media and broadcast operations, consumer electronics, customer care and subscriber management, automotive engineering and information technology.

The combined company will have a total subscriber base of over 1.7 million.  On a trailing 12-month basis, the combined company will have pro forma revenues in excess of $200 million, pro forma EBITDA of approximately $7 million, and long-term debt of approximately $130 million. The combination is expected to yield synergies of approximately $20 million within 18 months by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

"This newly formed entity is good for Canadians and will create an opportunity for CBC/Radio-Canada to distribute its world-class content to a broader audience throughout North America," said Michel Tremblay, Senior Vice-President, Corporate Strategy and Business Partnerships, CBC/Radio-Canada.

"Our involvement with satellite radio has allowed Canadian artists to get exposure throughout North America and we are very excited about the opportunities that this merger creates for the future of audio entertainment in Canada," said Gary Slaight, President & CEO of Slaight Communications.

The companies will continue to operate independently until the transaction is completed. The transaction is subject to approval by CSR's shareholders (other than Sirius XM and its affiliates) at a special meeting anticipated to be held in February 2011, a refinancing of CSR's current indebtedness, regulatory review and approvals, including Canadian Radio-television and Telecommunications Commission approval, as well as the satisfaction of certain customary conditions for a transaction of this nature. Further details of the transaction will be included in a proxy circular to be mailed to shareholders in due course. The definitive purchase agreement will be available on SEDAR at www.sedar.com.

CSRI Inc., which currently holds a 77.0 per cent voting interest in CSR, has entered into a voting support agreement with Sirius Canada and its shareholders pursuant to which it has committed to vote its securities in favour of this transaction, subject to certain terms and conditions.

CSR's board of directors, based on the unanimous recommendation of a committee of independent directors, has recommended that security holders vote in favour of the transaction. National Bank Financial Inc. acted as financial advisor to CSR and the CSR Board of Directors. Canaccord Genuity Corp. acted as financial advisor to the CSR board of directors and the CSR committee of independent directors and has rendered an opinion, subject to the assumptions and limitations described therein, that the consideration to be paid pursuant to the transaction is fair, from a financial point of view, to CSR.

Sirius Canada's board of directors has unanimously approved the definitive agreement.  TD Securities acted as the exclusive financial advisor to CBC/Radio-Canada and provided financial advice to Sirius Canada shareholders.

In addition, as part of today's announcement CSR also announced its intention to exchange its outstanding unsecured senior notes of US$69.8 million for new unsecured senior notes of CSR with different terms. Holders representing a majority of the outstanding unsecured notes have agreed to negotiate in good faith the exchange offer circular and consent solicitation statement. Following the settlement of such documents, such holders have agreed to tender their notes in the exchange offer for the new unsecured senior notes of CSR and consent to proposed amendments to the indenture governing the outstanding unsecured senior notes. Concurrent with the closing of the exchange offer, CSR anticipates issuing additional new unsecured senior notes on a private placement basis to accredited investors - for a total of C$130 million of long term debt in the combined entity.  It is expected that the exchange offer and issuance of new unsecured senior notes will be completed contemporaneously with the closing of the combination transaction.

Conference Call Information
The companies will hold a joint conference call 2:00pm ET to discuss this announcement. The conference call can be monitored by dialing 888-231-8191 within Canada or 647-427-7450 internationally, access code 27254740.

About Canadian Satellite Radio Holdings Inc.
To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit www.xmradio.ca.

About SIRIUS Canada
To find out more about SIRIUS visit www.sirius.ca.

Forward Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Forward-looking information is provided as of the date of this news release only, it should not be relied upon as of any other date, and CSR assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. There can be no assurance that the securities purchase agreement will receive all necessary approvals or that the proposed transaction will be completed. Additional information, including a thorough discussion of the risk factors that can cause anticipated outcomes to differ from actual outcomes, will be contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

This press release does not constitute an offer to purchase or sell any securities or a solicitation of consents. Any offer to purchase or sell securities or solicitation of consents will be made by means of an offer to purchase or sell and consent solicitation statement and related letter of transmittal. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful.

%CIK: 0001354901

For further information:

XM Canada

Media Relations
Environics Communications
Trish Tervit
416-969-2809
ttervit@environicspr.com

Investor Relations
Morlan Reddock
416-408-6899
investor.relations@xmradio.ca

SIRIUS Canada
Jeff Roman
SIRIUS Canada Inc.
Tel: (416) 346-5157
Email: jroman@siriuscanada.ca

CBC/Radio-Canada
Angus McKinnon
Manager, Media Relations and Issues Management
CBC/Radio-Canada
613-288-6235
angus.mckinnon@cbc.ca

CO: XM Canada

CNW 13:28e 26-NOV-10